Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Georgia Gulf Corporation

Commission File No. 001-09753

On September 25, 2012, this communication from the Chief Executive Officer of Georgia Gulf Corporation was posted on Georgia Gulf's employee-only intranet site and distributed electronically to employees of the commodity chemicals business of PPG Industries, Inc.

Dear Fellow Georgia Gulf Employee,

It has been two months since we announced our planned merger with the chlor-alkali and derivatives business of PPG, and I am pleased that we are making progress toward creating a leading integrated chemicals and building products company.

Our teams have been working to complete all of the tasks necessary to close the merger.  We have made our initial SEC and tax ruling request filings as well as all competition law filings, including the required Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) filing.  The waiting period under the HSR Act has expired, which satisfies one of the key conditions to closing the merger.

We will continue working to satisfy the remaining conditions to closing the merger (e.g., required tax rulings and shareholder approval) and, as we have previously said, we anticipate closing the merger in late 2012 or early 2013.

Internally, we have begun planning for Day One as a new company.  During the past few weeks, functional leaders at Georgia Gulf and PPG’s chlor-alkai and derivatives business have formed teams to prepare for the integration of our organizations.  We will be working side by side as the merger is closed, and we look forward to taking advantage of both group’s expertise as we prepare for Day One.

Team members are also working to identify specific synergies that a larger, more efficient and fully integrated organization should create.  As you know, we have broadly identified several areas for synergies, including:

•            Operations

•            Freight and transportation

•            Procurement

If you are asked to participate on one of the integration projects, I would encourage you to provide as much assistance as possible.  It is rare that employees have an opportunity to help launch a Fortune 500-sized company, and I hope you seize this chance to participate in the creation of what I believe will be something special.

In the meantime, we need to remain focused on the daily activities required to successfully run our businesses.  The merger and integration could be a source of distraction, so it is very important that we not lose sight of safety and environmental stewardship.  Customer satisfaction and the need to execute as flawlessly as possible also are key to the ongoing business.

These are exciting times at Georgia Gulf, and I look forward to sharing our continued progress in creating a company like no other in our industry.

Sincerely,

Paul